Exhibit 99.1

Jiuzi Holdings, Inc. Signs Strategic Cooperation Agreement with Distributor of Zhejiang Geely New Energy

Commercial Vehicle Group

HANGZHOU, China, Feb. 10, 2022 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ:JZXN; the "Company"), a new energy vehicles franchisor and retailer under the brand name "Jiuzi" in China, today announced that, on December 25, 2021, the Company, through its wholly-owned subsidiary, Zhejiang Jiuzi New Energy Vehicles Co., Ltd. ("Zhejiang Jiuzi"), has entered into a two-year strategic cooperation agreement (the "Agreement") with Zhejiang Farizon Zhitong Technology Co. Ltd. ("Farizon Zhitong"). Farison Zhitong is a domestic new energy commercial vehicles distributor wholly owned by Zhejiang Geely New Energy Commercial Vehicle Group Co. Ltd., which is a commercial vehicle maker owned by China Zhejiang Geely Holding Group ("Zhejiang Geely"), a leading privately operated auto manufacturer.

Pursuant to the Agreement, Zhejiang Jiuzi and Farizon Zhitong will jointly explore the application of new energy delivery vehicles to promote the idea of green via new energy vehicles within the network of China's top express delivery companies, such as ZTO Express, YTO Express, Yunda Express, STO Express and Best Express.

Furthermore, Zhejiang Jiuzi will make use of its existing partnership with companies associated with these leading courier companies to promote sales and brand recognition of Farizon branded vehicles in the network. Farizon Zhitong, in return, will offer a preferential purchase policy for Zhejiang Jiuzi and its major clients' orders of new energy vehicles, such as commercial minivan, van body truck and traditional truck, among other models.

The two parties will also work together proactively to propose new initiatives for the cooperation in order to fulfill their respective strategic plans and business goals. For example, Farizon Zhitong will be tasked with providing up-to-date catalogue of the brands, prices and models of its new energy commercial vehicles to Zhejiang Jiuzi.

Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc., commented: "We are thrilled to announce this partnership with Farizon Zhitong and to join the network of top automaker, Zhejiang Geely, in new energy commercial vehicle and green logistic/delivery services. Since our recent alliance with leading e-commerce and retail platform Shanghai Zhongtongji E-Commerce Co. Ltd., this new collaboration marks our consistent strategic approach in clean energy vehicles and represents another major achievement for our business strategy in the logistics and express delivery segments. It is an important recognition of Jiuzi's industry position and brand image in domestic new energy vehicle retail market. We expect the cooperation to bring significant financial contributions to Jiuzi going forward."

About with Zhejiang Farizon Zhitong Technology Co. Ltd.

Zhejiang Farizon Zhitong Technology Co. Ltd. is a wholly owned distributor of Zhejiang Geely, which is engaged in the research and development, manufacture, sales and services of new energy commercial vehicles since its inception in 2016. With a total investment of nearly RMB15 billion, Zhejiang Geely is one of the core business units amongst the world top 500 enterprise, alongside Geely Auto Group and Volvos Cars.

Farizon Zhitong's parent company, Zhejiang Geely, aims to spearhead a "green" revolution in the commercial vehicles sector. To date, it has developed new energy/electricity-powered commercial vehicles that cover a full range of commercial car, pickup, LCV, minivan and traditional truck, among others. Zhejiang Geely also controls other new energy platforms and technology companies, which enable them to coalesce into an ecosystem of comprehensive, intelligent transport services. For more information, please visit: www.geelycv.com.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name "Jiuzi" to sell New Energy Vehicles ("NEVs") in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company's website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone:	+1 571-464-9470 (from U.S.)
+86 13811768559 (from China)